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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  TRION, INC.
                           (NAME OF SUBJECT COMPANY)

                              TI ACQUISITION CORP.
                              FEDDERS CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  896726 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            ROBERT N. EDWARDS, ESQ.
                              FEDDERS CORPORATION
                           WESTGATE CORPORATE CENTER
                             505 MARTINSVILLE ROAD
                        LIBERTY CORNER, N.J. 07938-0013
                           TELEPHONE: (908) 604-8686
                           FACSIMILE: (908) 604-8576
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                              MARK C. SMITH, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000
                            ------------------------
                           CALCULATION OF FILING FEE

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Transaction Valuation* $41,556,740                 Amount of Filing Fee $8,553.11
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

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 7,552,771 shares of common stock, $0.50 par value per share (the "Shares"), of Trion, Inc. at a price of $5.50 per Share in cash, without interest. The filing fee calculation is based on the 7,161,247 Shares outstanding as of July 15, 1999 and assumes the issuance prior to the consummation of the Offer (as defined herein) of 391,524 Shares upon the exercise of outstanding options. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
  Filing Party: Not applicable.
  Date Filed: Not applicable.

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

                                     14D-1

   CUSIP NO. 896726 10 6

---------------------------------------------------------------------------

  1.       NAMES OF REPORTING PERSONS
           S.S. or I.R.S. Identification Nos. of Above Persons
           TI Acquisition Corp. 52-2180720
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           none
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

                                     14D-1

   CUSIP NO. 896726 10 6

---------------------------------------------------------------------------

  1.       NAMES OF REPORTING PERSONS
           S.S. or I.R.S. Identification Nos. of Above Persons
           Fedders Corporation 22-2572390
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           none
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by TI Acquisition Corp., a Pennsylvania corporation ("Purchaser") and an indirect wholly owned subsidiary of Fedders Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.50 per share (the "Shares"), of Trion, Inc., a Pennsylvania corporation (the "Company"), at $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Trion, Inc. and the address of its principal executive offices is P.O. Box 760, 101 McNeill Road, Sanford, North Carolina, 27331-0760. The telephone number of the Company at such location is
(919) 775-2201.

     (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither

     Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the "INTRODUCTION" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," "Source and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)  --   Offer to Purchase dated July 15, 1999.
(a)(2)  --   Letter of Transmittal.
(a)(3)  --   Notice of Guaranteed Delivery.
(a)(4)  --   Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(5)  --   Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(6)  --   Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(7)  --   Press Release of Parent and the Company dated July 13, 1999.
(a)(8)  --   Press Release of Parent dated July 15, 1999.
(a)(9)  --   Summary Advertisement.
(b)     --   None.
(c)(1)  --   Agreement and Plan of Merger, dated as of July 12, 1999, by and among Parent, Purchaser and the Company.
(c)(2)  --   Stock Option Agreement, dated as of July 12, 1999, by and
             between Parent and the Company.
(c)(3)  --   Shareholder Agreements, dated as of July 12, 1999 by and
             between Director Shareholders, Parent and Purchaser.
(c)(4)  --   Confidentiality Agreement, dated as of February 25, 1999, by and between Parent and the Company.
(c)(5)  --   Employment Agreement between Parent and Steven L. Schneider dated July 12, 1999.
(c)(6)  --   Employment Agreement between the Company and Calvin J.
             Monsma dated July 12, 1999.
(d)     --   None.
(e)     --   Not applicable.
(f)     --   None.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1999

                                          TI ACQUISITION CORP.

                                          BY:
                                            /s/ ROBERT L. LAURENT, JR.

                                            ------------------------------------
                                            Name:  Robert L. Laurent, Jr.
                                            Title:  Executive Vice President

                                          FEDDERS CORPORATION

                                          BY:
                                            /s/ ROBERT L. LAURENT, JR.

                                            ------------------------------------
                                            Name:  Robert L. Laurent, Jr.
                                            Title:  Executive Vice President

                               INDEX TO EXHIBITS

EXHIBIT
-------
(a)(1)   --   Offer to Purchase, dated July 15, 1999.
(a)(2)   --   Letter of Transmittal.
(a)(3)   --   Notice of Guaranteed Delivery.
(a)(4)   --   Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(5)   --   Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(6)   --   Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(7)   --   Press Release of Parent and the Company dated July 13, 1999.
(a)(8)   --   Press Release of Parent dated July 15, 1999.
(a)(9)   --   Summary Advertisement.
(b)      --   None
(c)(1)   --   Agreement and Plan of Merger, dated as of July 12, 1999, by and among Parent, Purchaser and the Company.
(c)(2)   --   Company Option Agreement, dated as of July 12, 1999, by and between Parent and the Company.
(c)(3)   --   Shareholder Agreements, dated as of July 12, 1999 by and
              between Director Shareholders, Parent and Purchaser.
(c)(4)   --   Confidentiality Agreement, dated as of February 25, 1999, by and between Parent and the Company.
(c)(5)   --   Employment Agreement between Parent and Steven L. Schneider dated July 12, 1999.
(c)(6)   --   Employment Agreement between the Company and Calvin J.
              Monsma dated July 12, 1999.
(d)      --   None.
(e)      --   Not Applicable.
(f)      --   None.